February 11, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Goodrich Petroleum Corporation
Preliminary Proxy Statements on Schedule 14A
Filed January 25, 2016
File No. 1-12719

Dear Mr. Schwall:

Set forth below are the responses of Goodrich Petroleum Corporation (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2016, with respect to the with respect to the Preliminary Proxy Statements on Schedule 14A, File No. 1-12719, filed with the Commission on January 25, 2016.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise defined herein, all capitalized terms used here have the same meaning as in the Amended and Restated Notes Exchange Offer. We have also attached as Appendix A a cumulative blackline, which shows all changes since the January 25, 2016 filing of the proxy statements.

General

1.	Please revise the proxy statements to include financial and other information required by Items 12(f) and 13(a) of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required.

RESPONSE: We acknowledge the Staff’s comment and confirm that we have incorporated the information requirement by Item 12(f) and 13(a) of Schedule 14A by reference pursuant to Item 13(b) of Schedule 14A. Please see page 30 of common stockholders proxy statement and page 27 of the preferred stockholders proxy statement.

2.	For each Proposal in respect of your preferred stock, clarify in the proxy statements whether the applicable class of preferred stock is currently convertible or redeemable and, if so, indicate the existing conversion or redemption rate.

Securities and Exchange Commission

February 11, 2016

RESPONSE: We acknowledge the Staff’s comment and have included descriptions of each series of preferred stock in the proxy statements relating to redemption or conversion, as applicable. Please see pages 17, 20, 22 and 24 of the common stockholders proxy statement and pages 15, 17, 19 and 21 of the preferred stockholders proxy statement.

Form of Proxy Card

3.	Proposals No. 2-5 in the form of proxy card appended to the common stockholders proxy statement do not appear to match Proposals No. 2-5 as set forth in the Notice of Special Meeting and in the proxy statement, or the form of proxy cards appended to the preferred stockholders proxy statement. Please revise as necessary.

RESPONSE: We acknowledge the Staff’s comment and have revised Proposals No. 2-5 in the form of proxy card appended to the common stockholders proxy statement to match Proposals No. 2-5 as set forth in the Notice of Special Meeting, the proxy statement and the form of proxy cards appended to the preferred stockholders proxy statement.

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In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Steve Gill of Vinson & Elkins L.L.P. at (713) 758-4458.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Robert C. Turnham
Name:	Robert C. Turnham
Title:	President and Chief Operating Officer

Enclosures

cc: Stephen M. Gill, Vinson & Elkins L.L.P.

APPENDIX A